EXHIBIT 8.1

LIST OF SUBSIDIARIES OF PRIMERO MINING CORP.

Name	Jurisdiction of Incorporation
Primero Empresa	Mexico
Silver Trading (Barbados) Limited	Barbados
Primero Mining Luxembourg s.à.r.l.	Grand Duchy of Luxembourg